EXHIBIT 12.1

CONN’S, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended January 31,
	2015	2014	2013	2012	2011
Income before income taxes	$90,502	$146,519	$82,721	$(3,882)	$66
Fixed charges	50,245	32,076	29,037	34,430	40,699
Capitalized interest	(189)	(333)	(360)	(21)	(18)

Total earnings	$140,558	$178,262	$111,398	$30,527	$40,747

Interest expense (including capitalized interest)	$26,912	$12,522	$13,653	$19,893	$24,553
Amortized premiums and expenses	2,642	3,135	3,754	2,586	3,546
Estimated interest within rent expense	20,691	16,419	11,630	11,951	12,600

Total fixed charges	$50,245	$32,076	$29,037	$34,430	$40,699

Ratio of earnings to fixed charges (1)	2.8	5.6	3.8	—	1.0

(1)	Due to our loss in the fiscal year ended January 31, 2012, the ratio coverage was less than 1:1. Additional earnings of $3.9 million would have been required to achieve a ratio of 1:1. For the fiscal year ended January 31, 2012, we incurred charges of approximately $11.1 million related to the repayment of our term loan that are not included in amortized premiums and expenses above. This amount included a prepayment premium of $4.8 million, write-off of the unamortized original issue discount of $5.4 million and deferred financing costs of $0.9 million.